SCHEDULE TO-T

Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Boston Financial Qualified Housing Tax Credits L.P. IV
(Name of Subject Company (issuer))

Anise, L.L.C. (offeror)
Christopher J. Garlich Trust
Christopher J. Garlich
Jose L. Evans
Denise Evans
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Polsinelli Shalton Flanigan Suelthaus PC
Attn: Scott M. Herpich
700 W. 47th Street
Suite 1000
Kansas City, Missouri 64112
Telephone (816) 753-1000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,360,000	$41.76
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$41.76	Filing party:	Anise, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	December 21, 2007

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2007 (the “Schedule TO”), and amended on January 16, 2008, by Anise, L.L.C., a Missouri limited liability company (the “Purchaser”), to purchase up to 6,800 units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, a Massachusetts limited partnership (the “Partnership”), at a cash purchase price of $200 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per Unit, if any, made to Unit holders by the Partnership after the date of the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).  Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 8.                      Interest in Securities of the Subject Company

Item 8 is supplemented as follows:

The Offer expired at 5:00 p.m., Central Standard time, on January 25, 2008.  The Purchaser received 80 Units that were validly tendered and not withdrawn pursuant to the Offer, all of which were accepted for payment following the expiration of the Offer.  As a result of the Offer and assuming the transfers are confirmed by the Partnership’s transfer agent, the Purchaser will own 3882.5 Units, representing approximately 5.7% of the 68,043 Units believed to be outstanding.  In addition to the 80 Units, an additional 10 Units were tendered to the Purchaser without the necessary documentation, which documentation the Purchaser is still waiting to receive.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2008	ANISE, L.L.C., a Missouri limited liability company

	By:	/s/DeAnn Totta
DeAnn Totta, Manager

Christopher J. Garlich Trust

	By:	/s/ Christopher J. Garlich
Christopher J. Garlich, Trustee

/s/ Christopher J. Garlich
Christopher J. Garlich

/s/ Jose L. Evan
Jose L. Evans

/s/ Denise Evans
Denise Evans